| OMB APPROVAL |
|---|
| OMB Number: 3235-0123<br>Expires: Nov. 30, 2026<br>Estimated average burden<br>hours per response: 12 |

| SEC FILE NUMBER |
|---|
| 8-69728 |

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

**FACING PAGE**

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING April 1, 2023 (MM/DD/YY) AND ENDING March 31, 2024 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Astor Ridge NA LLP

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

60 Rumson Rd
(No. and Street)

| Rumson | N.J. | 07760 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| J. Clarke Gray | 917-238-1263 | clarke@taylorgrayllc.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Haynie & Co.
(Name – if individual, state last, first, and middle name)

| 1785 West 2300 Street | Salt Lake City | Utah | 84119 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 10/07/08 | 2938 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

| FOR OFFICIAL USE ONLY |
|---|
| |

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**





## OATH OR AFFIRMATION

I, J. Clarke Gray, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Astor Ridge LLP, as of 3/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MICAH A. TAYLOR
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. [illegible]
Qualified in New York County
My Commission Expires [illegible]

Notary Public

Signature:

Title: CFO

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☑ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# ASTOR RIDGE N.A. LLP

**FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION**
(Filed Pursuant to Rule 17a-5(e)(3) Under the Securities Exchange Act of 1934)
CONFIDENTIAL TREATMENT REQUESTED
FOR THE YEAR ENDED MARCH 31, 2024

# ASTOR RIDGE N.A. LLP
## CONTENTS



**Haynie &
Company**

Certified Public Accountants
& Management Consultants

1785 West 2320 South
Salt Lake City, UT 84119

📞 801-972-4800

📠 801-972-8941

🌐 www.HaynieCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
of Astor Ridge N.A. LLP

## Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Astor Ridge N.A. LLP as of March 31, 2024, the related statements of operations, changes in partners' capital, , and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Astor Ridge N.A. LLP as of March 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

These financial statements are the responsibility of Astor Ridge N.A. LLP's management. Our responsibility is to express an opinion on Astor Ridge N.A. LLP's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Astor Ridge N.A. LLP in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

## Auditor's Report on Supplemental Information

The Schedule I – Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II – Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of Astor Ridge N.A. LLP's financial statements. The supplemental information is the responsibility of Astor Ridge N.A. LLP's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

*Haynie & Company*

Haynie & Company
Salt Lake City, Utah
May 30, 2024

We have served as Astor Ridge N.A. LLP's auditor since 2023.



*Independent Member of*
**Prime**Global



An independently owned member
**RSM US Alliance**   **RSM**

**ASTOR RIDGE N.A. LLP**
**Statement of Financial Condition**
**March 31, 2024**
(Expressed in United States Dollars)

**Assets**

| | | |
|---|---|---:|
| Cash | $ | 643,058 |
| Deposit with clearing broker | | 250,000 |
| Receivable from clearing broker | | 19,141 |
| Prepaid expenses | | 2,865 |
| Total assets | $ | 915,064 |

**Liabilities and Partners' Capital**

| | | |
|---|---|---:|
| Payable to affiliates | $ | 13,210 |
| Accounts payable and accrued expenses | | 24,404 |
| Total liabilities | | 37,614 |
| Partners' capital | | 877,450 |
| Total liabilities and partners' capital | $ | 915,064 |

The accompanying notes are an integral part of these financial statements

## ASTOR RIDGE N.A. LLP

### Statement of Operations
### For the Year Ended March 31, 2024
(Expressed in United States Dollars)

**Revenue**

| | | |
|---|---|---:|
| Commissions | $ | 22,316,301 |

**Expenses**

| | |
|---|---:|
| Commission payouts | 21,457,953 |
| Professional fees | 272,684 |
| IT and telecommunications | 163,043 |
| Clearing costs | 81,517 |
| Regulatory expenses | 73,134 |
| Office expenses | 24,309 |
| Total expenses | 22,072,640 |
| Net income | $ 243,661 |

**Statement of Changes in Partners' Capital**
**For the Year Ended March 31, 2024**
(Expressed in United States Dollars)

| | | |
|---|---|---|
| Balance at April 1, 2023 | $ | 633,789 |
| Net income | | 243,661 |
| Balance at March 31, 2024 | $ | 877,450 |

The accompanying notes are an integral part of these financial statements

4

**ASTOR RIDGE N.A. LLP**
**Statement of Cash Flows**
**For the Year Ended March 31, 2024**
(Expressed in United States Dollars)

CASH FLOWS FROM OPERATING ACTIVITIES

| | | |
|---|---|---:|
| Net income | $ | 243,661 |
| Changes in assets and liabilities: | | |
| Decrease in receivable from clearing broker | | 847,356 |
| Decrease in accounts receivable | | 23,266 |
| Decrease in prepaid expenses | | 1,275 |
| (Decrease) in accounts payable and accrued expenses | | (788,943) |
| (Decrease) in payable to affiliates | | (588,693) |
| Net cash used by operating activities | | (262,078) |
| Net decrease in cash | | (262,078) |
| Cash at beginning of year | | 905,136 |
| Cash at end of year | $ | 643,058 |

Supplemental disclosures of cash flow information:

There was $16,626 paid for state and local taxes during the year ended March 31, 2024.

The accompanying notes are an integral part of these financial statements

**Note 1** - <u>Nature of Business and Summary of Significant Accounting Policies</u>

**Nature of Business:**

Astor Ridge N.A. LLP (the "Company", the "LLP", "or "ARNA") was organized on September 16, 2015 under the Limited Liability Partnerships Act of 2000 of England and Wales, as a limited liability partnership. The Company was approved and registered with the Securities and Exchange Commission ("SEC") on August 24, 2016. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), the Securities Investor Protection Corporation ("SIPC") and the National Futures Association (the "NFA"). The Company is a majority owned subsidiary of Astor Ridge LLP, a United Kingdom limited liability partnership regulated under the Financial Conduct Authority ("FCA"), a regulator for financial services firms and financial markets in the United Kingdom. All employees and partners work remotely.

The security transactions which are entered into on behalf of the Company's institutional customers are cleared by the Company's clearing broker on a fully disclosed basis and therefore the Company is exempt under the provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3. The Company does not hold customer funds or securities. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required. The Company is a member of the Securities Investor Protection Corp. The Company, as a result of its membership in the NFA, has annual reporting requirements under Regulation 1.16 of the Commodity Futures Trading Commission.

**Summary of Significant Accounting Policies:**

<u>Basis of Presentation</u>

The accompanying financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The U.S. Dollar is the functional currency of the Company.

<u>Use of Estimates</u>

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(Expressed in United States Dollars)

**Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)**

Revenue Recognition

In ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"), the revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation either at a point in time or over time.

Commissions

The Company buys and sells securities and futures on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Commission revenue and the related expenses are presented gross on the statement of operations for the year ended March 31, 2024. At March 31, 2024, the Company had receivables from clients of $0 for commission income from security transactions in futures.

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments with original maturities of less than 90 days which are not held for sale in the ordinary course of business. At March 31, 2024, the Company did not have any cash equivalents.

Credit Risk

The Company's cash is placed with a highly rated financial institution and the Company conducts ongoing evaluations of the credit worthiness of the financial institution with which it does business. At certain times cash balances in the bank account may exceed federally insured limits of $250,000 of the Federal Deposit Insurance Corporation. At March 31, 2024 the Company had approximately $391,000 in balances in excess of the federally insured limits.

(Expressed in United States Dollars)

**Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)**

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at year end rates of exchange.

Property and equipment

The Company records property and equipment at cost providing for depreciation at the time the assets are placed in service. Property and equipment is stated at cost less accumulated depreciation. Depreciation of assets is provided using accelerated methods for financial statement reporting purposes over the estimated useful lives of the assets, which is five years. Property and equipment are fully depreciated at March 31, 2024.

Deposit with and Receivable from Clearing Broker

The Company entered into a fully disclosed clearing agreement with a clearing broker on November 23, 2016. The Company made an initial security deposit agreed to by the Company and the clearing broker. At March 31, 2024, the Company has cash of $250,000 to satisfy its clearing deposit of $250,000 and commissions of $19,141 due from its clearing broker.

Valuation of Investments at Fair Value

The Company applies the provisions of ASC 820, Fair Value Measurements ("ASC 820"), which, among other matters, requires disclosures about investments that are measured and reported at fair value. ASC 820 establishes a hierarchical disclosure framework which prioritizes and ranks the level of market price observability used in measuring investments at fair value.

Market price observability is affected by a number of factors, including the type of investment and the characteristics specific to the investment. Investments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value. Investments measured and reported at fair value are classified and disclosed in one of the following categories:

***Level 1*** - Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

(Expressed in United States Dollars)

**Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)**

Valuation of Investments at Fair Value(continued)

***Level 2*** - Observable inputs other than quoted prices in level 1 that are observable for the asset or liability either directly or indirectly. These inputs may include quoted prices for the prices for similar assets and liabilities and other observable information that can be corroborated by market data.

***Level 3*** - Unobservable inputs for the asset or liability to the extent that relevant observable inputs are not available, representing the management's own assumptions about the assumptions that a market participant would use in valuing the asset or liability, and that would be based on the best information available.

The Company did not have any investments in securities at March 31, 2024.

Credit Losses

The Company complies with ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 which impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

The Company's commissions (including but not limited to, receivables related to brokerage commissions) are impacted by ASC 326. Commissions receivable amounted to $19,141 as of March 31, 2024.

**Note 2 - Net Capital Requirements**

The Company is registered with the Securities and Exchange Commission. The Company does not carry customer accounts and does not accept customer funds or securities.

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2024, the Company had net capital of $874,429 which was $869,429 in excess of its net capital requirement of $5,000. The Company's percentage of aggregate indebtedness to net capital was 4.3% at March 31, 2024.

(Expressed in United States Dollars)

**Note 3 - Income Taxes**

The Company does not record a provision for federal and state income taxes because the partners report their share of the Company's profits or losses on their income tax returns. The Company files an income tax return in the federal jurisdiction and may file in various states. The Company is subject to New York City Unincorporated Business Tax ("NYCUBT"). Generally, the Company is subject to examination by the major taxing authorities for the three-year period prior to the date of these financial statements.

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Management has determined that there are no uncertain tax positions which would require adjustments or disclosures on the financial statements. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense. To date, there have been no such penalties or interest.

**Note 4 - Property and Equipment**

Property and equipment is stated at cost less accumulated depreciation and are summarized at March 31, 2024 as follows:

| | |
|---|---|
| Furniture | $ 4,343 |
| Computer equipment | 69,679 |
| | 74,022 |
| Less: Accumulated depreciation | 74,022 |
| | $ 0 |

Property and equipment was fully depreciated as of March 31, 2021, thus there was no depreciation expense during the year ended March 31, 2024.

**Note 5 - Commitments and Contingencies**

In the normal course of its operations, the Company enters into contracts and agreements that contain indemnifications and warranties. The Company's maximum exposure under these

(Expressed in United States Dollars)

**Note 5 - Commitments and Contingencies(continued)**

arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

**Note 6 - Related Party Transactions**

Astor Ridge LLP is the majority owner of Astor Ridge N.A. LLP. Registered representatives of Astor Ridge LLP may enter into securities transactions through Astor Ridge N.A. LLP on behalf of United Kingdom customers. During the year ended March 31, 2024, there was $6,706 of such such transactions. The Company paid $3.8 million of commissions to Astor Ridge LLP for the year ended March 31, 2024. The Company paid $0.18 million to Brighton Family, LLC, a related entity, for administrative fees for the year ended March 31, 2024, which are shown in Professional fees in the Statement of Operations. As of March 31, 2024, $13,210 was payable to affiliates.

**Note 7 - Subsequent Events**

Management has evaluated the Company's events and transactions that occurred subsequent to March 31, 2024, through the date of issuance of these financial statements. There were no events or transactions that occurred during this period that materially impacted the amounts or disclosures in the Company's financial statements.

# Schedule I

**Astor Ridge N.A. LLP**
**Supplemental Information**
**Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission**
**March 31, 2024**

**Computation of Net Capital**

| | | |
|---|---|---:|
| Total partners' capital | $ | 877,450 |
| Total deduction for non-allowable assets | | 2,865 |
| Net capital before haircuts on securities | | 874,585 |
| Haircut on foreign currency bank balance | | 156 |
| Net Capital | $ | 874,429 |
| Computation of basic net capital requirement | | |
| Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness) | $ | 5,000 |
| Excess net capital | $ | 869,429 |
| Aggregate indebtedness | $ | 37,614 |
| Percentage of aggregate indebtedness to net capital | | 4.3% |
| Net Capital as reported in unaudited Form X-17A-5 Part II filing dated April 22, 2024 | $ | 736,856 |
| Reversal of excess compensation accruals | | 118,039 |
| All other , net | | 19,534 |
| Net capital as revised and reported above | $ | 874,429 |

# ASTOR RIDGE N.A. LLP

## SUPPLEMENTAL INFORMATION SCHEDULE II-COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

### March 31, 2024

The Company does not hold customers' cash or securities and, therefore has no obligations under Securities and Exchange Commission Rule 15c-3-3 under the Securities Exchange Act of 1934. The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

**Haynie &
Company**

Certified Public Accountants
& Management Consultants

1785 West 2320 South
Salt Lake City, UT 84119

📞 801-972-4800

📠 801-972-8941

🌐 www.HaynieCPAs.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
of Astor Ridge N.A. LLP

We have reviewed management's statements, included in the accompanying Management Statement Regarding Compliance with the Exemptive Provisions of SEC Rule 15c3-3 ("Exemption Report"), in which (1) Astor Ridge N.A. LLP identified the following provision(s) of 17 C.F.R. §15c3-3(k) under which Astor Ridge N.A. LLP claimed the following exemption(s) from 17 C.F.R. §240.15c3-3:(k)(2)(ii) and (2) Astor Ridge N.A. LLP stated that Astor Ridge N.A. LLP met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: commission income earned from customer for future transactions billed by the Company; and, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Astor Ridge N.A. LLP's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Astor Ridge N.A. LLP's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

*Haynie & Company*

Haynie & Company
Salt Lake City, Utah
May 30, 2024

14

*Independent Member of*
**Prime**Global

An independently owned member
**RSM US Alliance**  **RSM**

May 30, 2024

**MANAGEMENT'S STATEMENT REGARDING COMPLIANCE WITH THE EXEMPTIVE PROVISIONS OF RULE 15c3-3**

Securities and Exchange Committee
100 F Street, NE
Washington, DC 20649

To whom it may concern:

ASTOR RIDGE N.A. LLP (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (under 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:
The company does not hold customers' cash or securities and, therefore has no obligations under Securities and Exchange Commission Rule 15c3-3 under the Securities Exchange Act of 1934.

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3(k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) commission income earned from customers for future transactions billed by the Company; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, J. Clarke Gray, affirm that, to my best information, knowledge and belief, this Exemption Report is true and correct.

Regards,

J. Clarke Gray
Chief Financial Officer

15

Haynie &
Company

Certified Public Accountants
& Management Consultants

1785 West 2320 South
Salt Lake City, UT 84119

801-972-4800
801-972-8941
www.HaynieCPAs.com

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL PURSUANT TO COMMODITY FUTURES TRADING COMMISSION REGULATION 1.16**

To Partners of Astor Ridge N.A. LLP

In planning and performing our audit of the financial statements of Astor Ridge N.A. LLP (the Company) as of and for the year ended March 31, 2024, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures that are appropriate in the circumstances for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the Company is an introducing broker (as defined by CFTC Regulation 1.3(mm)), we did not review the practices and procedures followed by the Company in making the following:

1.  The daily computations of the segregation requirements of Sections 4d(a)(2) and 4d(f)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of the funds based on such computations.

2.  The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the CFTC's previously mentioned objectives. Two of the objectives of internal controls, and the practices and procedures, are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the preceding paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses. Given these limitations, during our audit, we did not identify any deficiencies in internal control and control activities for safeguarding firm assets that we consider to be material weaknesses.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for their purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2024, to meet the CFTC's objectives.

This report is intended solely for the information and use of the Partners, management, the CFTC, the National Futures Association, and other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of registered introducing brokers, and is not intended to be, and should not be, used by anyone other than these specified parties.

*Haynie & Company*

Haynie & Company
Salt Lake City, Utah
May 30, 2024

Haynie & Company
Certified Public Accountants & Management Consultants

1785 West 2320 South
Salt Lake City, UT 84119
801-972-4800
801-972-8941
www.HaynieCPAs.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Partners of Astor Ridge N.A. LLP

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended March 31, 2024. Management of Astor Ridge N.A. LLP (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended March 31, 2024. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended March 31, 2024 with the Total Revenue amount reported in Form SIPC-7 for the year ended March 31, 2024, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended March 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

*Haynie & Company*

Haynie & Company
Salt Lake City, Utah
May 30, 2024